Exhibit 28

News Release

June 30, 2009

Cash Store Financial Announces Intention to Commence a Normal Course Issuer Bid

EDMONTON, June 30, 2009/CNW/ - The Cash Store Financial Services Inc. (“Cash Store Financial”) has filed with the Toronto Stock Exchange (“TSX”) a notice of its intention to make a normal course issuer bid (the “NCIB”) for its common shares (the “Common Shares”) through the facilities of the TSX (the “Notice”).

The Notice provides that Cash Store Financial intends, during a twelve-month period commencing on July 3, 2009 ending July 2, 2010, following TSX approval, to purchase on the TSX up to 1,063,295 Common Shares, being approximately 10% of the “public float” of Common Shares of Cash Store Financial. As at June 26, 2008, there were 16,927,482 Common Shares issued and outstanding. The price that Cash Store Financial will pay for any such Common Shares will be the market price at the time of acquisition and any Common Shares purchased under the NCIB will be cancelled. The actual number of Common Shares that may be purchased and the timing of any such purchases will be determined by Cash Store Financial, subject to price, trading volume, and other market considerations. Daily purchases will be limited to 4,002 Common Shares or approximately 25% of the average daily trading volume for the six full calendar months prior to June 24, 2008, other than block purchases. Cash Store Financial has repurchased 1,218,470 Common Shares in the previous 12 months at a weighted average cost $5.83.

Cash Store Financial believes that, at current market prices and at certain times throughout the duration of the NCIB, the purchase of its Common Shares will contribute to enhancing shareholder value.

About The Cash Store Financial Services Inc.

Cash Store Financial is the only payday advance broker in Canada publicly traded on the Toronto Stock Exchange (TSX:CSF). Cash Store Financial operates more than 420 branches across Canada under the banners: The Cash Store and Instaloans.

The Cash Store and Instaloans act as brokers to facilitate payday advance services to income-earning consumers who may not be able to obtain them from traditional banks. Cash Store Financial also provides a private-label debit card - the Freedom card and a prepaid credit card - the Freedom MasterCard, and other ancillary products.

Cash Store Financial employs more than 1,600 associates and is headquartered in Edmonton, Alberta.

For further information on Cash Store Financial, please contact:

Gordon J. Reykdal, Chairman and Chief Executive Officer, (780) 408-5118

or

Nancy L. Bland, Chief Financial Officer, (780) 732-5683

or

Michael J.L. Thompson, Senior Vice President & Corporate Secretary,

(780) 408-5595, Cell: (780) 934-4729

This press release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as plans, anticipated, expects or does not expect, is expected, budget, scheduled, estimates, forecasts, intends, anticipates or does not anticipate, or believes, or variations of such words and phrases or state that certain actions, events or results may, could, would, might or will be taken, occur or be achieved. The Cash Store Financial Services Inc. is subject to significant risks and uncertainties which may cause the actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements contained in this release. A description of these risk factors can be found in the Annual Information Form of Cash Store Financial dated August 28, 2008 and filed on SEDAR (www.sedar.com) under The Cash Store Financial Services Inc.’s profile. The Cash Store Financial Services Inc. cannot assure investors that actual results will be consistent with these forward-looking statements and The Cash Store Financial Services Inc. assumes no obligation to update or revise the forward-looking statements contained in this release to reflect actual events or new circumstances except as required by applicable securities laws.